Press Release

GreenPower Announces New Director Appointment

Vancouver, Canada, December 16, 2024 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announces the appointment of Mr. Sebastian Giordano ("Mr. Giordano") to GreenPower's Board of Directors (the "Board"). The Board believes that Mr. Giordano's appointment strengthens its technical, financial and governance expertise while also complementing the skills and experience of the other members.

Mr. Giordano brings significant experience as an operator and corporate director, including at companies in the transportation and electric vehicle sectors.  He presently or has served on the Boards of Directors of AYRO, Inc., a NASDAQ listed low-speed electric vehicle manufacturer; DropCar, Inc., a NASDAQ-listed micro-logistics technology, mobility services and cloud-based SaaS software provider to the automotive industry; and Transportation and Logistics Systems, Inc., as its Chairman and Chief Executive Officer. From 2013 to 2018, he also served as a Board Member and Chief Executive Officer of WPCS International Incorporated, a NASDAQ-listed low-voltage contracting company. For the past 22 years, Mr. Giordano has provided C-Level consulting services to a diverse roster of private and public companies across a broad spectrum of industries, including start-ups, turnarounds, and established businesses.

Mr. Giordano stated, "GreenPower has clearly established itself as a leader in the industry.  I look forward to working with the other members of the Board, in support of the company's management team, to help GreenPower achieve its growth objectives."

Concurrent with this appointment, Cathy McLay has resigned from the Board.

"On behalf of GreenPower, I want to thank Cathy for her dedication and commitment since her appointment in January, 2020. Cathy's passion for the EV space, combined with deep industry experience has been invaluable as we have built our business and developed our strategy over the past few years. Personally, I want to thank Cathy for her invaluable advice and support. It has been an honor to have Cathy on the Board and while she will be missed, I know we look forward to keeping in touch and soliciting her sage advice when appropriate," commented Fraser Atkinson CEO of GreenPower.

Contact:

Fraser Atkinson, CEO

fraser@greenpowermotor.com

About GreenPower Motor Company, Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2024 GreenPower Motor Company Inc. All rights reserved.